Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

MILLENNIAL MEDIA, INC.

at

$1.75 Net Per Share

by

MARS ACQUISITION SUB, INC.

a wholly owned direct subsidiary

of

AOL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 16, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Mars Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of AOL Inc., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Millennial Media, Inc., a Delaware corporation (which we refer to as “Millennial Media”), at a purchase price of $1.75 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 3, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Millennial Media. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Millennial Media (the “Merger”), with Millennial Media continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Millennial Media or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist, (ii) by a wholly owned subsidiary of Millennial Media or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in Millennial Media prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $1.75 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Millennial Media will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Antitrust Law Condition, (iii) the Governmental Authority Condition, (iv) the Representations Condition, (v) the Covenants Condition and (vi) the Material Adverse Effect Condition, each as described below. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on October 16, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) together with any Shares then owned by Parent or its subsidiaries, represent a majority of the outstanding Shares as of the Expiration Date (determined on a fully diluted basis, which for these purposes means the number of Shares issued and outstanding plus the number of Shares which Millennial Media would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger). The Antitrust Law Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and any other applicable antitrust law shall have expired or otherwise been terminated. Under the HSR Act, each of Parent and Millennial Media is required to file a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer, which filings were made prior to the date hereof. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger. The Representations Condition requires that certain representations and warranties made by Millennial Media in the Merger Agreement be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement. The Covenants Condition requires that Millennial Media materially comply with all covenants pursuant to the Merger Agreement. The Material Adverse Effect Condition requires that since September 3, 2015, there shall not have occurred and be continuing as of the Expiration Date a Company Material Adverse Effect (or any event, development or circumstances that, if it had occurred, would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), in each case as defined under the Merger Agreement. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

After careful consideration, the board of directors of Millennial Media, duly and unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennial Media and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law and (iii) recommending that the stockholders of Millennial Media accept the Offer and tender their Shares to Purchaser in the Offer.

A summary of the principal terms of the Offer appears on pages S-1 through S-7. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

September 18, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case by the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 825-8964

Banks and Brokers may call collect: (212) 750-5833

-i-

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Purchaser has included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Millennial Media contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser by Millennial Media or has been taken from or is based upon publicly available documents or records of Millennial Media on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Purchaser has not independently verified the accuracy and completeness of such information. Purchaser has no knowledge that would indicate that any statements contained herein relating to Millennial Media provided to Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share of Millennial Media, Inc.

Price Offered Per Share	$1.75 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)

Scheduled Expiration of Offer	11:59 p.m. (New York City time) on October 16, 2015, unless the Offer is extended or terminated in accordance with the Merger Agreement (as described below). See Section 1 — “Terms of the Offer.”

Purchaser	Mars Acquisition Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of AOL Inc., a Delaware corporation

Who is offering to purchase my shares?

Mars Acquisition Sub, Inc., or Purchaser, a wholly owned direct subsidiary of AOL Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Millennial Media. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to AOL Inc. alone, the term “Purchaser” to refer to Mars Acquisition Sub, Inc. alone and the terms “Millennial Media” and the “Company” to refer to Millennial Media, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share of Millennial Media on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Millennial Media common stock that are the subject of the Offer.

See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Millennial Media. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger (as described below) as soon as practicable following the consummation of the Offer. Upon consummation of the Merger (as described below), Millennial Media will cease to be a publicly traded company and will be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Millennial Media have entered into an Agreement and Plan of Merger, dated as of September 3, 2015 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Millennial Media (the “Merger”).

See Section 11 — “The Merger Agreement” and Section 15 — “Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $279 million to complete the Offer and the Merger, to repay certain existing indebtedness of Millennial Media, and to pay related transaction fees and expenses. We expect that we will have at the completion of the Offer and the closing of the Merger access to sufficient cash from Verizon Communications Inc., a Delaware corporation (“Verizon”), and our other affiliates to provide us with funds for these purposes through an intercompany loan (the terms of which have not yet been determined). We believe that it will not be necessary for Verizon to borrow funds in order to enable us to complete the Offer and close the Merger. Parent and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and

•	our access to cash from Verizon is sufficient to provide us with funds to purchase all Shares tendered pursuant to the Offer and to complete the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m. (New York City time) on October 16, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on October 19, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of up to 5 business days each (or up to 20 business days if Parent so desires and the Company agrees) in order to ensure satisfaction of the Offer Conditions and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the New York Stock Exchange (the “NYSE”). Except in the event that the only condition to the Offer not satisfied or waived is the Antitrust Law Condition or the Governmental Authority Condition, in no event will the Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond March 3, 2016 (the “Outside Date”) unless at such time Parent is in material breach of the Merger Agreement and such material breach has caused or resulted in the Offer not being consummated by such date.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	that there shall have been validly tendered in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) and not properly withdrawn by the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned by Parent (or its subsidiaries), represent a majority of the outstanding Shares (determined on a fully diluted basis, which for these purposes means the number of Shares issued and outstanding plus the number of Shares which Millennial Media would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger) (the “Minimum Condition”);

•	that the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”);

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the HSR Act and any other applicable antitrust law (the “Antitrust Law Condition”);

•	that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger; provided that Parent and Purchaser have made reasonable best efforts to oppose any such action by such governmental authority (the “Governmental Authority Condition”);

•	the accuracy of certain representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of the Company in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	that since September 3, 2015, no Company Material Adverse Effect (as described below) or event, development or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as described below) shall have occurred and be continuing as of the Expiration Date (the “Material Adverse Effect Condition”);

•	that the Purchaser receive a certificate of the Company, executed by the Chief Executive Officer or the Chief Financial Officer of the Company stating that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been met; and

•	that the board of directors of the Company shall not have withdrawn or modified in a manner adverse to Parent or Purchaser its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant thereto.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the prior written consent of Millennial Media, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

See Section 15 — “Conditions to the Offer.”

Have any Millennial Media stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 11:59 p.m. (New York City time) on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of November 17, 2015, which is the 60th day after the date of the commencement of the Offer, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Company’s board of directors?

After careful consideration, the board of directors of Millennial Media duly and unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennial Media and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law and (iii) recommending that the stockholders of Millennial Media accept the Offer and tender their Shares to Purchaser in the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Millennial Media.” A more complete description of the reasons for Millennial Media’s board of directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Millennial Media.

If the Offer is completed, will Millennial Media continue as a public company?

No. As soon as practicable following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law and the Merger Agreement, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we accordingly acquire at least a majority of the Shares on a fully-diluted basis in the Offer then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Millennial Media pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Minimum Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger and we are not permitted to accept the Shares tendered without the Company’s consent.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Millennial Media (i) will not be required to vote on the Merger, (ii) will be entitled to seek appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, in the Merger for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement,” Section 12 — “Purpose of the Offer; Plans for Millennial Media — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 2, 2015, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $1.34. On September 17, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $1.75. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Millennial Media will not declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Millennial Media.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under certain Millennial Media equity compensation plans. If you hold a stock option to purchase Shares that is exercisable you may, in accordance with the terms and conditions governing such stock option, and, subject to any applicable blackout period(s), exercise the stock option for Shares and thereafter participate in the Offer, subject to the terms and conditions governing the Offer. Any stock options which remain outstanding and unexercised as of the Effective Time shall be treated as provided in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement — Merger Agreement — Treatment of Company Options.”

What will happen to my restricted stock unit awards in the Offer?

The Offer is made only for Shares and is not made for any award of restricted stock units that was granted under certain Millennial Media equity compensation plans. Any award of restricted stock units outstanding as of immediately prior to the Effective Time shall be treated as provided in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement — Merger Agreement — Treatment of Company RSUs.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. However, the tax consequences of the Offer or Merger will depend on your particular circumstances so we urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated toll-free at (877) 825-8964. Banks and brokers may call collect at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Millennial Media, Inc.:

Mars Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of AOL Inc., a Delaware corporation (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Millennial Media, Inc., a Delaware corporation (which we refer to as “Millennial Media” or the “Company”), at a purchase price of $1.75 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of September 3, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Millennial Media. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Millennial Media (the “Merger”), with Millennial Media continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Millennial Media or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist, (ii) by a wholly owned subsidiary of Millennial Media or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in Millennial Media prior to the Effective Time, or (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $1.75 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Millennial Media will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement,” which also contains a discussion of the treatment of Millennial Media’s equity and equity-based compensation awards.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Antitrust Law Condition (as defined below), (iii) the Governmental Authority Condition (as defined below), (iv) the Representations Condition (as defined below), (v) the Covenants Condition (as defined below) and (vi) the Material Adverse Effect Condition (as defined below). The Minimum Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on October 16, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) together with any Shares then owned by Parent or its subsidiaries, shall equal at least a majority of the outstanding Shares as of the Expiration Date (determined on a fully diluted basis, which for these purposes means the number of Shares issued and outstanding plus the number of Shares which Millennial Media would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent so exercisable, convertible or exchangeable prior to consummation of the Merger or exercisable, convertible or exchangeable as a result of the consummation of the Offer or the Merger) (the “Minimum Condition”). The Antitrust Law Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and any other applicable antitrust law shall have expired or otherwise been terminated (the “Antitrust Law Condition”). Under the HSR Act, each of Parent and Millennial Media is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer, which filings were made prior to the date hereof. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger (the “Governmental Authority Condition”). The Representations Condition requires that certain representations and warranties made by the Company in the Merger Agreement be materially accurate, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”). The Covenants Condition requires that Millennial Media materially comply with all covenants pursuant to the Merger Agreement (the “Covenants Condition”). The Material Adverse Effect Condition requires that since September 3, 2015, there shall not have occurred and be continuing as of the Expiration Date a Company Material Adverse Effect (or any event, development or circumstances that, if it had occurred, would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), in each case as defined under the Merger Agreement (the “Material Adverse Effect Condition”). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

After careful consideration, the board of directors of Millennial Media, duly and unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennial Media’s stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that the stockholders of Millennial Media accept the Offer and tender their Shares to Purchaser in the Offer.

A more complete description of Millennial Media’s board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Millennial Media (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Merger; Reasons for the Recommendation of the Board.”

Millennial Media has advised Parent that, as of September 15, 2015, there were (i) 142,731,031 Shares issued and outstanding, and (ii) 28,408,191 Shares authorized and reserved for future issuance under certain of Millennial Media’s equity compensation plans including outstanding stock options to purchase 15,182,812 Shares, and 7,426,395 Shares reserved for issuance upon settlement of outstanding Company restricted stock unit awards. As of September 15, 2015, assuming the Offer expired on that date, the Minimum Condition would be satisfied if at least approximately 78,401,167 Shares are validly tendered and not validly withdrawn.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation shall consist of the officers of the Company immediately prior to the Effective Time, in each case unless Parent in its sole discretion elects prior to the Effective Time to appoint other persons to such positions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger under the DGCL without a vote of the stockholders of Millennial Media.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered by the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs, which shall be October 19, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, (a) the Termination Condition and (b) the satisfaction of (i) the Minimum Condition, (ii) the Antitrust Law Condition, (iii) the Governmental Authority Condition, (iv) the Representations Condition, (v) the Covenants Condition and (vi) the Material Adverse Effects Condition, and the other conditions described in Section 15 — “Conditions to the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of up to 5 business days each (or up to 20 business days if Parent so elects and the Company agrees) in order to enable the Offer Conditions to be satisfied and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or the New York Stock Exchange (the “NYSE”). In no event will Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond March 3, 2016 (the “Outside Date”) unless at such time Parent is in material breach of the Merger Agreement and such material breach has caused or resulted in the Offer not being consummated by such date.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Millennial Media, we are not permitted to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of, or payment (whether before or after our acceptance for payment of Shares) for, Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in terms or information. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Pursuant to the terms of the Merger Agreement, we are not permitted to provide a subsequent offering period for the Offer without prior written approval of Millennial Media.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement — Merger Agreement — Termination.”

Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Millennial Media pursuant to Section 251(h) of the DGCL.

Millennial Media has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Millennial Media and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. If we, with the consent of Millennial Media, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act and the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable antitrust competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (C) the tendering stockholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery”, in each case by the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery by the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting, consent and other rights with respect to such Shares and other related securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Millennial Media in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding on the cash received pursuant to the Offer or Merger. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (generally a social security number, in the case of an individual, or employer identification number in the case of other stockholders) provided is correct, and that such stockholder is not subject to backup withholding. To avoid backup withholding, foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such foreign stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 p.m. (New York City time) on the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 17, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time by the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal subject to applicable law as applied by a court of competent jurisdiction, and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Millennial Media whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the application of the Medicare tax on net investment income under Section 1411 of the Code, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, but not limited to, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, U.S. Holders whose functional currency is not the United States dollar, dealers or brokers in securities or foreign currencies, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who receive cash pursuant to the exercise of appraisal rights, and stockholders who received Shares pursuant to the exercise or settlement of employee stock options, stock purchase rights, restricted stock units or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate that is subject to United States federal income tax on its income regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, as well as any consequences arising under the alternative minimum tax and any state, local and foreign tax laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year at the time of the exchange of Shares pursuant to the Offer or the Merger, as the case may be. Long-term capital gain recognized by a non-corporate U.S. Holder is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

A stockholder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the symbol “MM”. Millennial Media advised Parent that, as of September 15, 2015, there were (i) 142,731,031 Shares issued and outstanding and (ii) 28,408,191 Shares authorized and reserved for future issuance under certain of Millennial Media’s equity compensation plans (including outstanding stock options) to purchase 15,182,812 Shares and 7,426,395 Shares reserved for issuance upon settlement of outstanding Company restricted stock unit awards. As of September 15, 2015, no Shares were held in treasury and no Shares were held by a subsidiary of Millennial Media.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NYSE per share for each such quarterly period. Millennial Media has not declared or paid cash dividends on its Shares to date.

	High	Low
Year Ended December 31, 2012
First Quarter	$27.90	$22.61
Second Quarter	23.64	10.98
Third Quarter	16.49	9.00
Fourth Quarter	16.86	11.51
Year Ended December 31, 2013
First Quarter	$14.66	$6.26
Second Quarter	8.95	5.87
Third Quarter	10.48	6.36
Fourth Quarter	7.48	5.78
Year Ended December 31, 2014
First Quarter	$8.44	$5.81
Second Quarter	7.14	2.90
Third Quarter	5.00	1.66
Fourth Quarter	2.11	1.46
Year Ended December 31, 2015
First Quarter	$1.74	$1.28
Second Quarter	1.88	1.40
Third Quarter (through September 17, 2015)	2.06	1.18

On September 2, 2015, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $1.34. On September 17, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $1.75. Stockholders are encouraged to obtain a recent market quotation for Shares before deciding whether to tender Shares.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Millennial Media will not, and will not allow its subsidiaries to, declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Millennial Media or any subsidiary of Millennial Media, subject to limited exceptions.

7.	Certain Information Concerning Millennial Media.

Except as specifically set forth herein, the information concerning Millennial Media contained in this Offer to Purchase has been taken from or is based upon information furnished by Millennial Media or its representatives or upon publicly available documents and records on file with the SEC and other public sources. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information in Millennial Media’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. Millennial Media was incorporated as a Delaware corporation on May 30, 2006. Millennial Media’s principal offices are located at 2400 Boston Street, Suite 300, Baltimore, Maryland 21224 and its telephone number is (410) 522-8705. The following description of Millennial Media and its business has been taken from Millennial Media’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and is qualified in its entirety by reference to such Form 10-K. Millennial Media is the leading independent mobile advertising marketplace, making mobile advertising simple for the world’s top brands, app developers and mobile web publishers. Millennial Media’s unique data and technology assets enable its advertising clients to connect with their target audiences at scale. Millennial Media also drives monetization for its publisher and developer partners by connecting them to networks, advertisers and a real-time bidding exchange.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Millennial Media is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Millennial Media’s directors and officers, their remuneration, stock options granted to them, the principal holders of Millennial Media’s securities, any material interests of such persons in transactions with Millennial Media and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 24, 2015 and distributed to Millennial Media’s stockholders on April 24, 2015. Certain of this information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Millennial Media, that file electronically with the SEC.

Stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety before deciding whether to tender Shares.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a Delaware corporation. Parent is a wholly owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Verizon”) and holding company that, acting through its subsidiaries, is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies. Verizon offers voice, data and video services and solutions on its wireless and wireline networks that are designed to meet customers’ demand for mobility, reliable network connectivity, security and control. Parent is a leading global media technology company with a substantial worldwide audience and a suite of digital brands, products and services offered to consumers, advertisers, publishers and subscribers. Parent is focused on attracting and engaging consumers by creating and offering high quality branded online digital content, products and services and providing valuable advertising services on both its owned and operated properties and third-party websites.

Purchaser is a Delaware corporation formed on September 1, 2015 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger in connection with the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Millennial Media will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

The business address of each of Parent and Purchaser is 770 Broadway, New York, New York 10003. The business telephone number for each of Parent and Purchaser is 212-652-6400. The business address of Verizon is 1095 Avenue of the Americas, New York, New York 10036 and Verizon’s business telephone number is (212) 395-1000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Purchaser and Verizon are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser, Verizon or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, Purchaser, Verizon or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Purchaser or Verizon or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, Verizon or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, Verizon or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Millennial Media (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent, Verizon or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Millennial Media or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent, Verizon or any of their respective subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Millennial Media or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer for or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that the total funds required to complete the Offer and the Merger, to repay certain existing indebtedness of Millennial Media, and to pay related transaction fees and expenses will be approximately $279 million.

We expect that we will have at the completion of the Offer and the closing of the Merger access to sufficient cash from Verizon and our other affiliates to provide us with funds for these purposes through an intercompany loan (the terms of which have not yet been determined). We believe that it will not be necessary for Verizon to borrow funds in order to enable us to complete the Offer and close the Merger. Parent and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with Millennial Media.

The following is a description of contacts between representatives of Parent or Purchaser and representatives of Millennial Media that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer, and does not purport to catalogue every conversation between representatives of Parent or Purchaser and representatives of Millennial Media. For a review of Millennial Media’s activities relating to these contacts, please refer to the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Merger; Reasons for the Recommendation of the Board”.

Parent and Purchaser have no knowledge that the information provided by Millennial Media set forth below regarding Millennial Media and meetings or discussions in which Parent, Purchaser and their affiliates or representatives did not participate is untrue or incomplete in any material respect.

Background of the Offer

Members of Parent’s management over time have reviewed and discussed business, operational and strategic plans to enhance and complement Parent’s business. Further to such discussions, on January 16, 2015, Parent’s Chief Executive Officer contacted Millennial Media’s Chief Executive Officer to schedule a meeting. On January 19, 2015, Parent and Millennial Media entered into a mutual confidentiality agreement, effective January 16, 2015, to facilitate discussions at the meeting.

On January 20, 2015, Parent’s Chief Executive Officer and Parent’s Senior Vice President for Corporate Development met with Millennial Media’s Chief Executive Officer and Executive Vice President for Business Strategy. At the meeting, Parent expressed an interest in exploring a potential strategic transaction with Millennial Media and presented preliminary views on potential structuring for such a transaction. No other specific terms of a potential transaction were discussed, including price.

On January 29, 2015, at a meeting of Parent’s board of directors, a strategic transaction with Millennial Media was discussed as one of a number of potential strategic transactions.

On February 4, 2015, members of Parent’s management team met with members of Millennial Media’s management team to discuss Millennial Media’s business and potential operational and strategic benefits that could result from a possible strategic transaction between the parties. Millennial Media’s management team presented an overview of Millennial Media’s current and future business strategies, and provided information regarding Millennial Media’s managed media and platform business units.

On February 13, 2015, members of Millennial Media’s technical team met with representatives of Parent, during which Millennial Media’s technical team presented a review of Millennial Media’s product strategy and execution.

On February 18 and 19, 2015, members of Millennial Media’s technical team met with members of Parent’s technical and product team to discuss Millennial Media’s products and technology. The meetings included a detailed diligence review of Millennial Media’s technical and product suite.

On February 27, 2015, at a meeting of Parent’s board of directors, Parent’s Senior Vice President for Corporate Development reviewed Parent’s strategic priorities, which included a discussion of a potential strategic transaction with Millennial Media.

On April 22, 2015, Parent’s Chief Executive Officer and Senior Vice President for Corporate Development informed Millennial Media that Parent was pursuing other strategic options that would not necessarily preclude a strategic transaction, but that Parent wished to defer discussions with Millennial Media while it pursued the other options.

On April 26 and May 3, 2015, at meetings of Parent’s board of directors, Parent’s Chief Executive Officer provided an update on several strategic initiatives, including the status of a potential strategic transaction with Millennial Media.

On May 12, 2015, Verizon publicly announced that it had entered into an agreement to acquire Parent.

On May 18, 2015, Parent, Millennial Media and Verizon executed a joinder agreement to add Verizon as a party to the mutual confidentiality agreement between Parent and Millennial Media.

On May 27, 2015, at a meeting of Parent’s board of directors, Parent’s Senior Vice President for Corporate Development provided an update on several strategic initiatives, including the status of the potential strategic transaction with Millennial Media.

On May 29, 2015, Parent’s Senior Vice President for Corporate Development called Millennial Media’s Chief Executive Officer and made an oral non-binding proposal pursuant to which Parent would acquire Millennial Media for $2.00 per share in cash.

On June 5, 2015, Millennial Media’s Chief Executive Officer informed representatives of Parent that Millennial Media had rejected Parent’s proposal of $2.00 per share.

Later on June 5, 2015, representatives of Parent and Millennial Media’s Chief Executive Officer spoke by telephone, Parent indicated that it was willing to increase its offer price to $2.10, that this offer was its best offer and was conditioned on exclusivity, and that Parent was prepared to move expeditiously to negotiate and sign a definitive agreement to effect the transaction. Millennial Media’s Chief Executive Officer responded that he would discuss Parent’s revised proposal with the board of directors of Millennial Media.

On June 6, 2015, Parent delivered a written, non-binding proposal to Millennial Media reflecting the terms of its June 5, 2015 proposal, and which also included an exclusivity period to negotiate a transaction between the parties until July 17, 2015.

On June 10, 2015, Millennial Media made available to Parent an online data room containing due diligence information regarding Millennial Media, and Parent, including certain of its external advisors, commenced due diligence on Millennial Media.

On June 15, 2015, Millennial Media’s Chief Executive Officer telephoned representatives of Parent to discuss the possibility of a further price increase. Parent confirmed that the $2.10 per share price was its best offer on price. Accordingly, Parent and Millennial Media executed an exclusivity agreement pursuant to which the parties agreed to negotiate exclusively until July 17, 2015, and which contained a standstill provision that would terminate if Millennial Media entered into a definitive agreement with a third party (including Parent) to effect a business combination.

On June 17, 18 and 19, 2015, representatives of Parent held meetings with representatives of Millennial Media. During these meetings, the parties discussed Millennial Media’s financials, business operations, product and technology, real estate and security infrastructure.

On June 23, 2015, Verizon publicly announced that it had completed its acquisition of Parent.

On June 30, 2015, Parent’s outside counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), circulated a first draft of the Merger Agreement to Goodwin Procter LLP (“Goodwin Procter”), Millennial Media’s outside counsel. The draft Merger Agreement provided, among other things, for the payment by Millennial Media of a termination fee equal to 4.5% of the equity value of the transaction if, among other circumstances, (i) the Merger Agreement was terminated following a specified outside date of the tender offer, or as a result of a material breach by Millennial Media, and (ii) Millennial Media entered into an alternative transaction within an 18-month period following termination. The draft Merger Agreement also provided for the reimbursement by Millennial Media of Parent’s transaction expenses if the Merger Agreement was terminated under certain other circumstances.

Over the next two weeks, the parties negotiated the Merger Agreement, related documents and various issues via conference calls, and several drafts of the Merger Agreement and related documents were exchanged between the parties. In addition, representatives of Parent deliberated to determine which employees of Millennial Media would potentially be extended offer letters in connection with the execution of the Merger Agreement.

On July 7, 2015, representatives of Parent, including Parent’s Chief Executive Officer, met with certain employees of Millennial Media. At the meeting, Parent gave an overview of certain of Parent’s assets and discussed the possibility of extending offer letters to those employees. Later on July 7, 2015, Millennial Media’s Chief Executive Officer had a call with Parent’s Senior Vice President for Corporate Development to discuss the process for extending offer letters to such employees in advance of execution of the Merger Agreement.

On July 10, 2015, Millennial Media provided Parent a copy of a letter from the SEC dated July 6, 2015 notifying Millennial Media that the SEC was conducting an informal investigation related to Millennial Media’s goodwill for impairment accounting treatment from October 1, 2013 through the present (“Goodwill Accounting Treatment”) and requested Millennial Media to produce certain related documents.

Between July 13 and August 24, 2015, Parent entered into offer letters with Ernest Cormier, Matthew Gillis and seven other Millennial Media employees, which are conditioned upon, and will become effective as of, the closing of the Merger (see Section 12 — “Purpose of the Offer; Plans for Millennial Media — Plans for Millennial Media” for further details).

On July 14, 2015, Parent communicated to Millennial Media that until Parent completed to its satisfaction its own diligence of the Goodwill Accounting Treatment, Parent would not proceed with the acquisition of Millennial Media. Parent indicated that its continued evaluation and negotiation of the proposed transaction required expenditure of additional time, effort and resources, both internal and external, by Parent. As a result of this, the parties agreed to extend discussions regarding the potential transaction beyond the July 17, 2015 expiration of the exclusive negotiating period under the exclusivity agreement. Parent requested that Millennial Media agree to maintain exclusivity with Parent and extend the terms of the exclusivity agreement. Millennial Media informed Parent that it would not agree to do so.

Between July 10 and August 28, 2015, Parent, along with its outside advisors, conducted diligence related to the Goodwill Accounting Treatment, as well as additional diligence on IT security and privacy matters.

On July 17, 2015, the exclusive negotiating period under the exclusivity agreement expired by its terms.

On July 21, 2015, Parent and Millennial Media executed an amendment to the exclusivity agreement pursuant to which, in lieu of an extended exclusive negotiating period, Millennial Media agreed that until August 20, 2015 it would promptly notify Parent of the receipt of the initial communication from any third party regarding an acquisition proposal for Millennial Media.

Between August 11 and August 24, 2015, representatives of Parent had conversations with Millennial Media’s Chief Executive Officer to discuss the status of Parent’s due diligence efforts and the proposed per share consideration. During these conversations, Parent informed Millennial Media that Parent was unwilling to consummate an acquisition of Millennial Media unless the informal SEC investigation was concluded and resolved favorably to Millennial Media.

On August 25, 2015, Parent delivered to Millennial Media’s Chief Executive Officer a written non-binding letter of intent with a revised proposed per share price of $1.70, based on (i) Millennial Media’s recent performance, including its recently revised guidance to lower its earnings forecast; (ii) the results of Parent’s due diligence review, including greater costs than anticipated associated with IT security and privacy matters, among other things; and (iii) the severe downturn in general market conditions.

On August 26, 2015, Parent, Millennial Media and Verizon executed an amendment to their mutual confidentiality agreement that extended the term of the agreement.

Also on August 26, 2015, Millennial Media’s Chief Executive Officer called Parent’s Senior Vice President of Corporate Development to seek an increase in the per share price and an agreement to finalize and execute the Merger Agreement before the upcoming Labor Day weekend. Later on August 26, 2015, Parent increased the per share consideration set forth in its revised proposal to $1.75, and agreed to work towards execution of the Merger Agreement before Labor Day weekend. Parent communicated that the increased per share purchase price represented its best and final offer, that there was no further room for negotiation with respect to the offer price, and that if this price was not of interest to Millennial Media and its board of directors, Parent was prepared to withdraw its offer.

On August 27, 2015, representatives of Wachtell Lipton and Goodwin Procter discussed various alternatives to resolving issues related to the Goodwill Accounting Treatment and the SEC inquiry.

Between August 27, 2015 and September 2, 2015, discussions were held between Wachtell Lipton and Goodwin Procter related to finalizing the draft Merger Agreement and Millennial Media’s disclosure schedules, including negotiations regarding the amount of the termination fee and expense reimbursement.

On September 2, 2015, Millennial Media informed Parent of Millennial Media’s receipt of a letter from the SEC confirming the closing of the informal investigation of the Goodwill Accounting Treatment.

Later on September 2, 2015, following a meeting of the board of directors of Millennial Media, Goodwin Procter communicated to Wachtell Lipton that the board of directors of Millennial Media had approved the transaction and would recommend that Millennial Media’s stockholders accept the Offer and tender their Shares in the Offer.

Also on September 2, 2015, Parent’s board of directors approved the Merger Agreement, the consummation of the Offer and the Merger and authorized the execution of the Merger Agreement.

Before the opening of trading on U.S. stock markets on September 3, 2015, the Merger Agreement was finalized and executed by Parent, Purchaser and Millennial Media, and Parent issued a press release announcing the execution by the parties of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

In connection with advertising agreements entered into in the ordinary course of business, Millennial Media received aggregate revenues (measured in accordance with United States generally accepted accounting principles (“GAAP”)) of approximately $6.0 million from Verizon and Parent and their respective subsidiaries over the past 24 months, representing approximately 1% of Millennial Media’s total GAAP revenues during that same time frame.

For more information on the Merger Agreement and the other agreements between Millennial Media and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 11 — “The Merger Agreement” and Section 12 — “Purpose of the Offer; Plans for Millennial Media.”

11.	The Merger Agreement

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, and in any event on or before September 18, 2015. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Conditions to the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as possible on or after the Expiration Date, as may be extended pursuant to the terms of the Merger Agreement. Acceptance of payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on October 19, 2015 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.”

Parent and Purchaser expressly reserve the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that Millennial Media’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	change the number of Shares to be purchased in the Offer;

•	amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition;

•	add any condition to the Offer or any term that is adverse to the holders of Shares;

•	extend the Expiration Date except as required or permitted by the Merger Agreement;

•	provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act; or

•	modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	If any Offer Condition has not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of up to 5 business days each (or up to 20 business days if Parent so desires and Millennial Media consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion in order to permit the satisfaction of the Offer Conditions.

•	Purchaser shall extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE.

•	However, in no event will Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond the Outside Date, unless at such time Parent is in material breach of the Merger Agreement and such material breach has caused or resulted in the Offer not being consummated by such date.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Millennial Media have agreed to take all necessary action to ensure that the board of directors of Millennial Media immediately prior to the Acceptance Time remains in place until the Effective Time, and that the board of directors of the Surviving Corporation immediately following the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

From and after the Effective Time, the officers of Millennial Media at the Effective Time, or such other persons as Parent shall select prior to the Effective Time in its sole discretion, shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

The Merger. The Merger Agreement provides that, as soon as practicable following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Millennial Media, the separate existence of Purchaser will cease, and Millennial Media will continue as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware.

From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Millennial Media and Purchaser, and all of the claims, obligations, liabilities, debts and duties of Millennial Media and Purchaser shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

At the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and by-laws of Purchaser, except that the name of the Surviving Corporation shall be Millennial Media, Inc. until amended in accordance with applicable law and the applicable provisions of the certificate of incorporation and by-laws.

The obligations of Millennial Media and Parent to complete the Merger are subject to the satisfaction or waiver by Millennial Media and Parent of the following conditions:

•	Purchaser shall have accepted for payment, or caused to be accepted for payment, all the Shares validly tendered and not withdrawn in the Offer; and

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, provided that each party shall have used its reasonable best efforts to oppose any such action by such governmental authority.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of Millennial Media or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist, (ii) by a wholly owned subsidiary of Millennial Media or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares will be converted into shares of the Surviving Corporation as described below or (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each Share that is owned by any direct or indirect wholly owned subsidiary of Millennial Media or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such subsidiary in Millennial Media immediately prior to the Effective Time.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation and, except for the Shares in the preceding paragraph, will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares (other than Shares (i) held in the treasury of Millennial Media or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist and (ii) Shares held by a wholly owned subsidiary of Millennial Media or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares will be converted into shares of the Surviving Corporation as described above) shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Company Options. As of the Effective Time, each Company Option (or portion thereof) that is outstanding and unexercised as of the Effective Time, will be canceled by virtue of the Merger and without any action on the part of any holder of any Company Option in consideration for the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company Option as of the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option as of the Effective Time (the “Option Cash Payment”). The Option Cash Payment will be paid, less any required withholding Taxes, as promptly as practicable following the Effective Time. Company Options with an exercise price per Share subject to such Company Option that is equal to or greater than the Merger Consideration will be cancelled for no consideration as of the Effective Time, and the holder thereof will have no further rights with respect thereto.

Treatment of Company RSUs. As of the Effective Time, each Company RSU Award (or portion thereof) that is outstanding and unvested as of the Effective Time, will, unless otherwise agreed to by Parent and the applicable award holders, be canceled by virtue of the Merger and without any action on the part of the holder of the applicable Company RSU Award in consideration for the right to receive, following the Effective Time and subject to the conditions below, a cash payment with respect thereto equal to (x) the product of (1) the number of Shares subject to such Company RSU Award as of the Effective Time and (2) the Merger Consideration (the “Company RSU Award Cash Payment”). The Company RSU Award Cash Payment which a former holder of a Company RSU Award may be eligible to receive will (A) be earned subject to the same vesting schedule and other vesting terms and conditions (including any applicable acceleration provisions, except as otherwise agreed to by Parent and selected holders thereof in writing with respect to acceleration provisions relating to certain specified employment or other service termination rights) which applied to such holder’s Company RSU Award as of the Effective Time and (B) become payable, less any required withholding Taxes, on the applicable settlement date (or an alternative date during the month in which such settlement date occurs) or within the applicable settlement period following vesting that applied to such Company RSU Award as of the Effective Time.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Millennial Media to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Millennial Media. The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Millennial Media, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Millennial Media’s, Parent’s or Purchaser’s public disclosures. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

In the Merger Agreement, Millennial Media has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Millennial Media and its subsidiaries, such as organization, governing documents, standing, qualification, power and authority;

•	its capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational or governance documents;

•	permits and licenses and compliance with laws;

•	its financial statements and SEC filings;

•	its disclosure controls and internal controls over financial reporting;

•	the conduct of its business and the absence of certain changes;

•	the absence of undisclosed liabilities;

•	indebtedness;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property, technology and privacy matters;

•	taxes;

•	material contracts;

•	the opinion of its financial advisor;

•	brokers’ fees and expenses;

•	real property;

•	insurance;

•	environmental health and safety matters;

•	customers and suppliers;

•	compliance with anti-corruption and anti-bribery laws;

•	compliance with applicable takeover statutes; and

•	the accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Millennial Media are qualified as to “materiality”, “knowledge” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, fact, development or circumstance that, individually or in the aggregate, (a) has a material adverse effect on the business, results of operations or financial condition of Millennial Media and its subsidiaries taken as a whole or (b) would reasonably be expected to prevent, materially impair or materially delay Millennial Media’s ability to consummate the Merger and the other transactions contemplated by the Merger Agreement. With respect to clause (a), the definition of “Company Material Adverse Effect” excludes the following and any effect attributable to the following:

(i)	changes after the date of the Merger Agreement in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which Millennial Media or any of its subsidiaries conducts business;

(ii)	any events, circumstances, changes or effects after the date of the Merger Agreement that affect the industries in which Millennial Media or any of Millennial Media’s subsidiaries operate;

(iii)	any changes after the date of the Merger Agreement in laws applicable to Millennial Media or any of Millennial Media’s subsidiaries or any of their respective properties or assets or changes after the date of the Merger Agreement in GAAP;

(iv)	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism;

(v)	the negotiation or announcement of, or any action taken that is required or expressly contemplated by the Merger Agreement (including the impact thereon on relationships (contractual or otherwise) with customers, vendors, lenders, employees or other business partners), or any action taken at the request of or with the written consent of Parent;

(vi)	any changes in the credit rating of Millennial Media or any of its subsidiaries, the market price or trading volume of Shares or any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions for any period, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Company Material Adverse Effect has occurred; or

(vii)	any litigation arising from allegations of a breach of fiduciary duty relating to the Merger Agreement or the transactions contemplated by the Merger Agreement;

except, in the cases of the foregoing clauses (i), (ii), (iii), and (iv), to the extent that such change, event, fact, development, circumstance, act, escalation or worsening has a disproportionate impact on Millennial Media and its subsidiaries relative to other companies in similar industries to those in which Millennial Media and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Millennial Media with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	authority relative to the Merger Agreement;

•	absence of litigation;

•	capitalization of Purchaser;

•	broker’s fees and expenses;

•	available funds to consummate the transactions contemplated by the Merger Agreement;

•	ownership of securities of Millennial Media; and

•	the accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect or circumstance that, individually or in the aggregate, would reasonably be expected to prevent, materially impair or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Millennial Media has agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, except as required by law, as agreed in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as expressly required or contemplated by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Millennial Media’s confidential disclosure letter, the business of Millennial Media and its subsidiaries will be conducted only in the ordinary course of business and in a manner consistent with past practice, and Millennial Media and its subsidiaries shall use their reasonable best efforts to preserve intact Millennial Media’s business organization and the assets of Millennial Media and its subsidiaries, to keep available the services of their current officers, key employees and key consultants, and to maintain existing relations and goodwill with governmental authorities, material customers, material suppliers, material creditors, material lessors and other persons with which Millennial Media or any of its subsidiaries has significant business relations.

Millennial Media has further agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, except as required by law, as agreed in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as expressly required or contemplated by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Millennial Media’s confidential disclosure letter, Millennial Media will not, among other things and subject to certain exceptions:

•	amend or otherwise change, or permit any of its subsidiaries to amend of otherwise change, the certificate of incorporation or bylaws of Millennial Media or such similar applicable organizational documents of any of its subsidiaries;

•

split, combine, subdivide, reclassify, purchase, redeem, repurchase or otherwise acquire, issue, sell, pledge, dispose, encumber or grant any shares of its or its subsidiaries’ capital stock, any right to receive cash based on the value of its or its subsidiaries’ capital stock, or any options, warrants, convertible or exchangeable securities, stock-based performance units, equity awards denominated in shares of Millennial Media’s capital stock or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or other rights to receive any economic interest of a nature accruing to the holders of Shares; provided, however, that (i) Millennial Media may issue shares upon exercise or settlement of any equity award outstanding as of the date hereof, and (ii) Millennial Media may acquire shares of capital stock in connection with tax withholdings and exercise price settlements upon the exercise of Company Options and vesting of Millennial Media restricted stock unit awards, in each case, existing on the date of the Merger Agreement;

•	declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to Millennial Media’s or any of its subsidiaries’ capital stock, other than dividends or other distributions paid by any direct or indirect wholly owned subsidiary of Millennial Media to Millennial Media or any wholly owned subsidiary of Millennial Media;

•	except as required pursuant to any Company Benefit Plan in existence on the date of the Merger Agreement or as required by applicable law:

•	increase the compensation or other benefits payable or to become payable to directors, executive officers, employees or independent contractors of Millennial Media or any of its subsidiaries;

•	grant any severance or termination pay to, or enter into any severance agreement with any director, executive officer, employee or independent contractor of Millennial Media or any of its subsidiaries, other than payments of severance benefits in accordance with the Company Benefit Plans, as in effect as of the date of the Merger Agreement and set forth in Millennial Media’s confidential disclosure letter;

•	enter into any employment, severance, retention or change of control agreement with any employee or new hire of Millennial Media or any of its subsidiaries (except for employment agreements on customary terms that are terminable on less than thirty (30) days’ notice without payment of severance benefits or penalty or similar payments);

•	establish, adopt, enter into, amend or terminate any Company Benefit Plan or other plan, trust, fund, policy, agreement or arrangement for the benefit of any current or former directors, officers, employees or independent contractors or any of their beneficiaries, except for amendments in the ordinary course of business consistent with past practice that do not in any manner materially increase the cost to Millennial Media or its subsidiaries;

•	take any action to fund in a nonqualified trust the payment of compensation or benefits under any Company Benefit Plan;

•	adopt, enter into, establish, amend or terminate any collective bargaining, works council or similar agreement or other arrangement relating to a union, works council, employee representative group or organized employees of Millennial Media or any of its subsidiaries;

•	terminate the employment of any executive officer of Millennial Media, other than for cause; or

•	hire or promote any employee other than hires or promotions in the ordinary course of business consistent with past practice below the level of vice president with a total annual cash compensation (base salary plus annual target bonus opportunity) below $250,000; or

•	grant, confer or award options, convertible securities, restricted stock, restricted stock units or other rights to acquire any of Millennial Media’s or its subsidiaries’ capital stock or any right to receive cash based on the value of its subsidiaries’ capital stock, or take any action not otherwise expressly contemplated by the Merger Agreement to accelerate the vesting of or cause to be exercisable any otherwise unvested or unexercisable option or other equity or equity-based award;

•	acquire or permit its subsidiaries to acquire any entity, business or material portion of the assets of any person;

•	incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, except for (A) debt incurred pursuant to the

Credit Agreement (as defined below) in the ordinary course of business consistent with past practice, and in no event in excess of $1,000,000 in the aggregate, and (B) any indebtedness among the Company and its wholly owned subsidiaries, or redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such indebtedness, debt securities or warrants or other rights;

•	(i) terminate, modify or amend any material contract or material lease or enter into any contract, agreement or arrangement that would have been a material contract or material lease if entered into prior to the date of the Merger Agreement, (ii) waive in any material respect any term of, or waive any material default under any material contract, or (iii) enter into any contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer Closing, the Merger, or the other transactions contemplated in the Merger Agreement;

•	make any material change to its methods of accounting for financial accounting purposes in effect at December 31, 2014 other than those changes required by GAAP or applicable law;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber or subject to any lien (other than liens permitted pursuant to the Merger Agreement) or otherwise dispose of any material portion of its properties or assets, other than advertising inventory in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to or investments in any other person (other than its wholly owned subsidiaries) in excess of $500,000 in the aggregate, or form any subsidiary;

•	make or change any material Tax election, change any method of Tax accounting, file any material amended Tax Return, or settle or compromise any audit or proceeding relating to a material amount of Taxes;

•	make or permit any of its subsidiaries to make capital expenditures totaling in the aggregate more than $500,000;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Millennial Media or any of its subsidiaries;

•	settle, pay, discharge or satisfy any claim, action, suit, proceeding or investigation against or regarding Millennial Media or any of its subsidiaries, other than routine immaterial matters in the ordinary course of business or settlements that involve only the payment of monetary damages not in excess of $100,000 individually or $500,000 in the aggregate, excluding amounts covered by insurance or certain third-party indemnification obligations;

•	permit to lapse or intentionally cancel any material intellectual property rights of Millennial Media and any of its subsidiaries;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, or allow to lapse, any material permits;

•	fail to maintain insurance policies in a form and amount consistent with past practice in all material respects;

•	take or omit to take any action which would reasonably be expected to cause a default under the Amended and Restated Loan and Security Agreement, dated as of November 21, 2014, between Silicon Valley Bank and Millennial Media (the “Credit Agreement”);

•	make any change to its privacy or data security policies or practices other than changes in the ordinary course of business that are immaterial to Millennial Media or any of its subsidiaries; or

•	agree to do any of the things described in the preceding bullet points.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, Millennial Media has agreed to provide Parent and its representative with reasonable access during normal business hours to Millennial Media’s employees, properties, books, commitments, contracts and records and other information (including tax returns) as Parent may reasonably request regarding Millennial Media and its subsidiaries, subject to certain exceptions and limitations. The information provided to Parent shall be used solely for the purpose of the Merger and the transactions contemplated thereby and will be subject to the Confidentiality Agreement (as described below).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of any individual who, on or prior to the Effective Time, was an officer or director of Millennial Media or served on behalf of Millennial Media as an officer or director of any of Millennial Media’s subsidiaries or affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to exculpation, indemnification and advancement for acts or omissions occurring at or prior to the Effective Time existing in favor of the indemnitees as provided in Millennial Media’s or its subsidiaries’ certificate of incorporation or bylaws (or comparable organization documents) or in any agreement of Millennial Media or any of its subsidiaries shall survive the Merger. Parent and Purchaser have agreed to indemnify, defend and hold harmless, and advance expenses to, indemnitees with respect to all acts or omissions by such persons in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by applicable law, and to not amend, repeal or otherwise modify the provisions of the certificate of incorporation, bylaws or other comparable organizational documents of Millennial Media and its subsidiaries as in effect on the date of the Merger Agreement or of indemnification agreements in effect on the date of the Merger Agreement and provided to Parent, in any manner that would adversely affect the rights thereunder of an indemnitee.

In addition, for six years following the Effective Time, Parent, the Surviving Corporation and its subsidiaries will, to the fullest extent permitted by applicable law: (1) indemnify, defend and hold harmless each indemnitee against and from any claims, judgments, fines, damages, liabilities, costs or expenses (including attorneys’ fees) and amounts paid in settlement arising out of or pertaining to any action or omission by such indemnitee in its capacity as a director or officer of Millennial Media, its subsidiaries or affiliates occurring at or prior to the Effective Time, or the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (2) advance expenses of any indemnitee, subject to repayment if it is ultimately determined that such indemnitee is not entitled to be indemnified.

Prior to the Effective Time, Millennial Media will, and, if Millennial Media is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Millennial Media’s existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, which are commonly referred to as “tail” policies, covering a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Millennial Media’s current insurance carrier with terms, conditions, retentions and limits of liability that are not less favorable than the coverage provided under Millennial Media’s existing policies as of the date of the Merger Agreement, subject to a limit on the premium for such “tail” policy of 275% of the annual premium currently paid by Millennial Media. If “tail” policies have not been obtained as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years after the Effective Time, the director and officer insurance in place as of the date of the Merger Agreement with Millennial Media’s current insurance carrier or with an insurance carrier with the same or better credit rating as Millennial Media’s current insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Millennial Media’s existing policies as of the date of the Merger Agreement, or Parent will provide, or cause the Surviving Corporation to provide, for a period of at least six years after the Effective Time, comparable director and officer insurance that provides coverage of the indemnitees for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Millennial Media’s current insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than Millennial Media’s existing policy, subject to a limit on annual premiums of 275% of the annual premium currently paid by Millennial Media for such insurance. In the event that the annual premiums of such insurance coverage exceed this amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The indemnitees are third party beneficiaries of these provisions of the Merger Agreement.

Appropriate Action; Consents; Filings. Each of Millennial Media, Parent and Purchaser has agreed to cooperate with each other and use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to satisfy the conditions to the Offer and the Merger, including (i) obtaining all actions, nonactions, consents, clearances, waivers and approvals from governmental authorities or other third persons necessary or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, and making all registrations and filings and taking of all reasonable or customary steps in each case as may be necessary or advisable to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other third person in connection with the consummation of the transactions contemplated by the Merger Agreement, (ii) defending or contesting of any claims, actions, investigations, lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to carry out fully the purposes of the Merger Agreement. Each of the parties is required to promptly (and in no event later than September 18, 2015 (10 business days following the date that the Merger Agreement was executed)) make its respective filings under the HSR Act with respect to the transactions contemplated by the Merger Agreement. Under the HSR Act, each of Parent and Millennial Media is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, which filings were made prior to the date hereof. In addition, Millennial Media, Parent and Purchaser have agreed to make any and all other filings required pursuant to other antitrust laws as promptly as reasonably practicable following the execution of the Merger Agreement.

Each of Parent, Purchaser and Millennial Media agree use reasonable best efforts to take, and to cause their subsidiaries to take, promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust laws so as to enable the parties to close the transactions contemplated by the Merger Agreement as promptly as practicable. In no event, however, shall Parent, Purchaser or any of their respective affiliates be obligated to divest or hold separate any business or assets in connection with the consummation of the transactions contemplated by the Merger Agreement, agree to any condition, restriction or limitation with respect to Parent, Purchaser or any of their respective affiliates or any of their respective assets or operations, or, pay any money to any person or to offer or grant other financial or other accommodations to any person in connection with their obligations under the Merger Agreement. Each of Parent, Acquisition Sub and the Company shall, if advisable, respond as promptly as practicable under the circumstances to any inquiries received from any governmental authority under any antitrust laws for additional information or documentation and to all inquiries and requests received from a governmental authority. Millennial Media has agreed not to offer or agree to divest, license, hold separate or otherwise commit Millennial Media, Parent, Purchaser, or any of their respective subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets without the prior written approval of Parent. The Company has agreed to give notice to third parties and the Company and Parent have agreed to cooperate in obtaining any other third party consents necessary, proper or advisable to consummate the Offer or the Merger, except that none of Millennial Media, Parent or any of their respective subsidiaries shall be required to make any payments to a third party to obtain any consent or approval of such third party prior to the Acceptance Time.

Public Announcements. Parent and Millennial Media have agreed not to issue any press release or make any other public statement regarding the Merger Agreement, the Offer and the Merger without the prior consent of the other (which shall not be unreasonably withheld, conditioned or delayed), subject to certain exceptions.

Employee Matters. The Surviving Corporation shall provide or cause to be provided to each employee of Millennial Media and its subsidiaries who continues as an employee of the Surviving Corporation or Parent or any of their respective subsidiaries following the Closing Date (a “Continuing Employee”), for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, (x) a base wage or salary that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, and (y) incentive compensation and employee benefits that are substantially comparable to those provided to similarly situated employees of Parent or its subsidiaries.

Parent shall, and shall cause the Surviving Corporation to: (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of Parent or the Surviving Corporation that an employee of Millennial Media or any of its subsidiaries is eligible to participate in immediately following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant Company Benefit Plan in which such employee participated; (ii) provide each such employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Millennial Media compensation or benefit plan prior to the Effective Time) in satisfying any applicable deductible requirements; and (iii) to the extent that any Continuing Employee is eligible to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits (but not for benefit accrual under any defined benefit or, retiree welfare plan) to the same extent such service was recognized by Millennial Media and its subsidiaries under any similar Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

With respect to any Continuing Employee whose employment is terminated by Parent, the Surviving Corporation or any of their respective subsidiaries on or prior to June 23, 2016 without cause, Parent or the Surviving Corporation shall provide or cause to be provided to each such Continuing Employee severance payments and benefits no less than the severance payments and benefits that such Continuing Employee would have received under Parent’s applicable severance guidelines (with the base salary component of such severance payments or benefits not to exceed 12 months of base salary for Continuing Employees who, immediately prior to the Effective Time, were at or below the vice president level or 18 months of base salary for Continuing Employees who, immediately prior to the Effective Time, were at the senior vice president or executive vice president level); provided, however, that if any such Continuing Employee is entitled to severance benefits under an individual severance, employment or similar agreement, the terms of such agreement will govern.

With respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code, the Company shall cause each participant in such Qualified Plan to be fully vested in such participant’s Qualified Plan account effective as of immediately prior to the Closing Date. The Company will terminate each Qualified Plan in accordance with its terms and applicable Law effective immediately prior to the Closing Date.

Millennial Media will consult with Parent (and consider in good faith the advice of Parent) prior to Millennial Media sending any mass written notices or other mass communication materials (including any postings to any website) with respect to the foregoing items described in this section (and, for the avoidance of doubt, not including any compensation or benefits matters not related to the Merger) to its employees or former employees of Millennial Media or any of its subsidiaries, but excluding any mass written notices or other mass communication materials with respect to administrative matters. Prior to the Effective Time, Millennial Media will provide Parent with reasonable access following advance notice to such employees or former employees for purposes of Parent’s providing notices or other communication materials regarding Parent compensation and benefit plans and the matters described in this section; provided, that such access shall not unduly interfere with the operation of the business of Millennial Media prior to the Closing.

Millennial Media and each of its subsidiaries will, after the date of the Merger Agreement and prior to the Effective Time, (i) provide any and all notices to; (ii) make any and all filings or registrations with; and (iii) obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or the aggregate, result in material fines or penalties or could not be corrected following the Effective Time.

Stockholder Litigation. Prior to the Effective Time or the termination of the Merger Agreement, Millennial Media will control the defense of any stockholder litigation against Millennial Media and/or its directors relating to the transactions contemplated by the Merger Agreement, but will (i) promptly provide Parent with copies of all proceedings and correspondence relating to such litigation, (ii) give Parent the opportunity to participate in the defense or settlement of any such litigation, (iii) give due consideration to Parent’s advice with respect to such litigation and (iv) not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by the Merger Agreement, subject to certain exceptions, or consent to the same without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

No Solicitation. Millennial Media has agreed that, except as described below, it and its subsidiaries shall immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal (as defined below) and, until the earlier of the Effective Time or the termination of the Merger Agreement, it and its subsidiaries shall not, and Millennial Media shall use its reasonable best efforts to cause their representatives to not, directly or indirectly:

(i)	solicit, initiate or knowingly facilitate or encourage any Competing Proposal;

(ii)	participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal;

(iii)	engage in discussions with any person with respect to any Competing Proposal;

(iv)	approve or recommend any Competing Proposal;

(v)	enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

(vi)	take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or Bylaws of Millennial Media, inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Competing Proposal; or

(vii)	resolve or agree to do any of the foregoing.

Millennial Media has agreed to promptly instruct each person that had executed a confidentiality agreement prior to the date of the Merger Agreement (other than the existing confidentiality agreement between Millennial Media and Parent) relating to a Competing Proposal or potential Competing Proposal with or for the benefit of Millennial Media promptly to return to Millennial Media or destroy all information, documents, and materials relating to the Competing Proposal or to Millennial Media or its businesses, operations or affairs previously furnished by Millennial Media or any of its representatives to such person or any of its representatives. Millennial Media has further agreed to use reasonable best efforts to enforce, and not waive without Parent’s prior written consent, any standstill or similar provision in any confidentiality or other agreement with such person, except that if the board of directors of Millennial Media determines in good faith, after consultation with its outside legal advisors, that it would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law not to do so, Millennial Media may waive any standstill or similar provision to permit a person to make, on a confidential basis to the board of directors of Millennial Media, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent and Acquisition Sub, in each case as contemplated by the Merger Agreement.

Notwithstanding the above limitations, if Millennial Media receives a bona fide Competing Proposal not solicited after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement at any time prior to the Acceptance Time which (i) constitutes a Superior Proposal (as defined below) or (ii) which the board of directors of Millennial Media determines in good faith after consultation with Millennial Media’s outside legal and financial advisors could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, Millennial Media may take the following actions:

(x) furnish information to the third party making such Competing Proposal (provided, that substantially concurrently Millennial Media makes available such nonpublic information to Parent to the extent such information was not previously made available to Parent) and

(y) engage in discussions or negotiations with the third party with respect to the Competing Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Millennial Media must receive from the third party an executed confidentiality agreement on terms no less favorable in the aggregate to Millennial Media than the Confidentiality Agreement between Millennial Media and Parent (an “Acceptable Confidentiality Agreement”). As promptly as reasonably practicable following Millennial Media taking such actions as described in clauses (x) and (y) above, Millennial Media shall provide written notice to Parent of the determination of the board of directors of Millennial Media as provided for in clauses (i) or (ii) above.

Millennial Media shall notify Parent promptly (but in any event within 24 hours) of the receipt of any Competing Proposal, and (i) if it is in writing, deliver to Parent a copy of such Competing Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Competing Proposal or (ii) if oral, provide to Parent a detailed summary of the material terms and conditions thereof including the identity of the person making such Competing Proposal. Millennial Media shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Competing Proposal and with respect to any material change to the terms of any such Competing Proposal within 24 hours of such material change.

For purposes of the Merger Agreement:

•	“Competing Proposal” means any bona fide proposal (other than a proposal or offer by Parent or any of its subsidiaries) for:

•	any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 10% of the outstanding shares of any class of voting securities of Millennial Media or (ii) Millennial Media issues securities representing more than 10% of the outstanding shares of any class of voting securities of Millennial Media;

•

any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Millennial Media and of the subsidiaries of Millennial Media that constitute or account for more than 10% of the consolidated net revenues of Millennial Media, consolidated net income of

Millennial Media or consolidated book value of Millennial Media; or more than 10% of the fair market value of the assets of Millennial Media; or

•	any liquidation or dissolution of Millennial Media.

•	“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) on terms that the board of directors of Millennial Media determines in good faith, after consultation with Millennial Media’s outside legal and financial advisors, would (i) offer a higher per share price to the stockholders of Millennial Media than the Offer Price and (ii) be more favorable to the stockholders of Millennial Media than the transactions contemplated by the Merger Agreement, taking into account all factors the board of directors of Millennial Media acting in good faith considers to be appropriate, including any proposal by Parent in writing to amend or modify the terms of the Merger Agreement, the identity of the person making such Competing Proposal, and the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial, and regulatory aspects of such Competing Proposal.

Notwithstanding the foregoing, Millennial Media and its subsidiaries shall not be prohibited from complying with Rule 14e-2, Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (including making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f)) or prohibited from making any disclosure if the board of directors of Millennial Media determines in good faith, after consultation with its outside counsel, that failure to do so would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law, nor shall any such action be deemed to constitute a breach of Millennial Media’s obligations under the Merger Agreement. However, Millennial Media shall not be permitted to effect a Change of Recommendation (as described below), including in compliance with Rule 14e-2, Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or any other applicable law) without complying with the procedures described in “—Change of Recommendation” below.

Change of Recommendation. Subject to the provisions described below, the board of directors of Millennial Media has recommended that the stockholders of Millennial Media accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Millennial Media board recommendation.” Millennial Media’s board of directors also agreed to include the Millennial Media board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the board of directors of Millennial Media nor any committee thereof may (any action described in (i) through (v) below, a “Change of Recommendation”):

(i)	withdraw or withhold, amend, modify or qualify in any manner adverse to Parent or Purchaser the Millennial Media board recommendation or make any public announcement inconsistent with the Millennial Media board recommendation, or publicly propose to do any of the foregoing;

(ii)	approve, adopt, endorse, or recommend any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal;

(iii)	following the date any Competing Proposal or any material modification thereto is first made public, sent or given to the stockholders of Millennial Media, fail to issue a press release that expressly reaffirms the Millennial Media board recommendation within four business days following Parent’s written request to do so (which request may not be made more than twice with respect to any such Competing Proposal and each material modification thereto);

(iv)	fail to include the Millennial Media board recommendation in the Schedule 14D-9 or any amendment thereof; or

(v)	cause or permit Millennial Media to enter into any contract, letter of intent, memorandum of understanding, or agreement in principle regarding or providing for any Competing Proposal (other than an Acceptable Confidentiality Agreement in accordance with the terms of the Merger Agreement) or requiring Millennial Media to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, if (i) an event, fact, circumstance, development, change or occurrence that materially affects the business, assets or operations of Millennial Media that is unknown to the board of directors of Millennial Media as of the date of the Merger Agreement and reasonably should not have been known as of such date becomes known to the board of directors of Millennial Media, or (ii) Millennial Media receives a Competing Proposal which the board of directors of Millennial Media has concluded in good faith after consultation with Millennial Media’s outside legal and financial advisors constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by Parent, the board of directors of Millennial Media may effect a Change of Recommendation it if has concluded in good faith, after consultation with its outside legal advisors, that the failure of the board of directors of Millennial Media to make such Change of Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. However, such action may only be taken if:

(i)	Millennial Media shall have fully complied with the non-solicitation provisions of the Merger Agreement and first provided prior written notice to Parent in advance of its intention to make a Change of Recommendation and the reasons therefor, including the terms of any Competing Proposal to which the Change of Recommendation relates and the identity of the person making such Competing Proposal, and

(ii)	at a time that is after the third business day following Millennial Media’s delivery to Parent of such notice (during which time Parent shall be entitled to deliver to Millennial Media one or more proposals for amendments to the Merger Agreement and, if requested by Parent, Millennial Media shall negotiate with Parent in good faith with respect thereto), the board of directors of Millennial Media determines in good faith, after consultation with Millennial Media’s outside legal advisors, taking into account all amendments or revisions to the Merger Agreement proposed by Parent, that the failure of the board of directors to effect such Change of Recommendation still would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law.

Any material amendment to a Competing Proposal to which such Change of Recommendation relates, including any revision to price, shall require Millennial Media to deliver to Parent a new notice and again comply with the above requirements with respect to such revised Competing Proposal.

Acceptance of Superior Proposal. If at any time prior to the Acceptance Time the board of directors of Millennial Media has concluded in good faith after consultation with Millennial Media’s outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, then the board of directors of Millennial Media may cause Millennial Media to terminate the Merger Agreement, pay the Millennial Media Termination Fee (as defined below) and enter into a binding written agreement (a “Superior Proposal Agreement”) with respect to such Superior Proposal. However, such action may be only be taken if:

(i)	Millennial Media shall have fully complied with the non-solicitation provisions of the Merger Agreement and first provided prior written notice to Parent in advance of its intention to terminate the Merger Agreement and the terms of the Superior Proposal, including the final draft of the Superior Proposal Agreement and the identity of the person making such Competing Proposal;

(ii)

at a time that is after the third business day following Millennial Media’s delivery to Parent of such notice (during which time Parent shall be entitled to deliver to Millennial Media one or more proposals for amendments to the Merger Agreement and, if requested by Parent, Millennial Media shall negotiate with the Parent in good faith with respect thereto), the board of directors of Millennial Media determines in good faith, after consultation with Millennial Media’s outside legal and financial advisors, taking into account all amendments or revisions to the Merger Agreement proposed by Parent, that the Competing Proposal remains a Superior Proposal;

(iii)	Millennial Media pays the Millennial Media Termination Fee to Parent upon the termination of the Merger Agreement; and

(iv)	Millennial Media enters into a Superior Proposal Agreement.

Any material amendment to a Competing Proposal, including any revision to price, shall require Millennial Media to deliver to Parent a new notice and again comply with the above requirements with respect to such revised Competing Proposal.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of each of Parent and Millennial Media by action of their respective boards of directors at any time prior to the Acceptance Time;

•	by either Millennial Media or Parent, at any time prior to the Acceptance Time and after the Outside Date, if the Acceptance Time has not occurred by the Outside Date; provided that (i) if on the Outside Date all conditions to the Offer, other than the Antitrust Law Condition and the Governmental Authority Condition and those conditions that by their nature are to be satisfied at the Expiration Date, shall have been satisfied or waived, then the Outside Date shall automatically be extended by a period of 60 calendar days, and (ii) this right to terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (an “Outside Date Termination”);

•	by either Parent or Millennial Media, if any court or governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, the Shares pursuant to the Offer or (ii) prior to the Effective Time, consummation of the Merger, and in either case such order or other action shall have become final and non-appealable; provided that the party seeking to exercise this termination right shall have used its reasonable best efforts to remove such order or other action, and that this right to terminate shall not be available to a party if the issuance of such order was due to the failure of such party (including, in the case of Parent, the Purchaser) to perform any of its obligations under certain sections of the Merger Agreement (see “—Appropriate Action; Consents; Filings” above);

•	by Millennial Media, at any time prior to the Acceptance Time, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations or warranties, covenants or other agreements set forth in the Merger Agreement, which (i) would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and (ii) cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Parent within 30 days of receipt by Parent of written notice of such breach or failure; provided that Millennial Media shall not have the right to so terminate the Merger Agreement if Millennial Media has materially breached of any of its covenants, agreements, representations or warranties contained in the Merger Agreement, which breach has not been cured;

•	by Parent, at any time prior to the Acceptance Time, if Millennial Media shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (i) would result in a failure of the Representations Condition or Covenants Condition and (ii) cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Millennial Media within 30 days of receipt by Millennial Media of written notice of such breach or failure; provided that Parent shall not have the right to so terminate the Merger Agreement if Parent or Purchaser has materially breached any of its covenants, agreements, representations or warranties contained in the Merger Agreement, which breach has not been cured (a “Millennial Media Breach Termination”);

•	by Parent, at any time prior to the Acceptance Time, if any events, developments or circumstances have occurred that would result in a failure of the Material Adverse Effect Condition that cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Millennial Media within thirty (30) days of receipt by Millennial Media of written notice of such breach or failure;

•	by Parent at any time prior to the Acceptance Time, if the board of directors of Millennial Media shall have effected a Change of Recommendation (whether or not in compliance with the Merger Agreement) (a “Change of Recommendation Termination”); or

•	by Millennial Media in accordance with the provisions described in “—Acceptance of Superior Proposal” above (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “—Millennial Media Termination Fee” below, and (ii) in the event of any liability arising out of or the result of, fraud or any willful breach of any covenant, agreement, representation or warranty, the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Millennial Media Termination Fee. Millennial Media has agreed to pay Parent a termination fee of $10,257,222 (the “Millennial Media Termination Fee”) in cash less the amount of any Expense Reimbursement (as described below) if the Merger Agreement is terminated because:

(i)	Millennial Media or Parent effects an Outside Date Termination (but in the case of a termination by Millennial Media, only if at such time Parent would not be prohibited from effecting an Outside Date Termination) or Parent effects an Millennial Media Breach Termination and (y) within eighteen (18) months after termination of the Merger Agreement, Millennial Media consummates a transaction in respect of, or enters into a letter of intent, agreement in principle, acquisition agreement or other definitive agreement providing for, any Competing Proposal (substituting 50% for the 10% thresholds set forth in the definition of Competing Proposal);

(ii)	Parent effects a Change of Recommendation Termination; or

(iii)	Millennial Media effects a Superior Proposal Termination.

Following payment of the Millennial Media Termination Fee, neither Millennial Media nor any other person shall (subject to the provisions described in “—Effect of Termination” above) have any further liability to Parent or any other person with respect to the Merger Agreement or the transactions contemplated hereby, and upon payment thereof the Millennial Media Termination Fee shall be the sole and exclusive remedy (subject to the provisions described in “—Effect of Termination” above) of Parent and Purchaser against Millennial Media, its subsidiaries and their respective former, current and future representatives for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement. In no event shall Millennial Media be required to pay the Millennial Media Termination Fee on more than one occasion and any payment by Millennial Media of the Expense Reimbursement shall be credited against the Millennial Media Termination Fee, if any, that may become payable by Millennial Media.

Availability of Specific Performance. The parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledged and agreed that the parties would be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All fees and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses whether or not the Offer and/or the Merger is consummated, except that Parent shall pay all filing fees under the HSR Act. In the event that (i) Parent effects an Millennial Media Breach Termination or (ii) Parent effects an Outside Date Termination, provided that prior to such Outside Date Termination the Antitrust Law Condition and the Governmental Authority Condition have been satisfied, then the Company shall reimburse Parent $2,735,259 in respect of expenses incurred by Parent, Purchaser and their respective affiliates in connection with the Merger Agreement and the transactions contemplated thereby (the “Expense Reimbursement”), without need for supporting documentation.

Amendment and Waiver. The Merger Agreement may be amended by mutual written agreement of the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, except that after the Acceptance Time, no amendment may decrease the Offer Price or the Merger Consideration. At any time prior to the Effective Time, subject to applicable law, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of the other parties and (c) subject to the prohibited amendment described in the prior sentence, waive compliance by any other party with any agreement or condition contained in the Merger Agreement.

Confidentiality Agreement

On January 19, 2015, Millennial Media and Parent entered into a confidentiality agreement, effective January 16, 2015, as amended on May 18, 2015, pursuant to which Verizon joined the agreement, and August 26, 2015 (the “Confidentiality Agreement”) in connection with a possible transaction involving Millennial Media. Under the Confidentiality Agreement, the parties agreed, each on behalf of itself and its affiliates and subject to certain exceptions, to keep confidential any non-public information concerning each other party for a period of two years from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and applicable amendments, copies of which are filed as Exhibit (d)(2), Exhibit (d)(3) and Exhibit (d)(4) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Exclusivity Agreement

On June 15, 2015, Millennial Media and Parent entered into an exclusivity agreement (as amended, the “Exclusivity Agreement”), pursuant to which Millennial Media agreed that, during the period commencing on June 15, 2015 and ending on the earliest to occur of (i) the date of execution of a definitive written agreement between Millennial Media and Parent, (ii) the termination of negotiations between Millennial Media and Parent with respect to the proposed transaction, (iii) any reduction in the proposed purchase price of the proposed transaction or (iv) July 17, 2015, Millennial Media would not, among other things, solicit any inquiries or engage in discussions with respect to, or provide any information to any other persons in connection with, any alternative transaction involving Millennial Media, or enter into any agreement with respect thereto. Parent agreed to a customary one-year standstill with respect to Millennial Media that would terminate if, among other circumstances, Millennial Media entered into a definitive agreement with a third party (including Parent) to effect a business combination. On July 21, 2015, following the expiration of the exclusivity period, Millennial Media and Parent executed an amendment to the Exclusivity Agreement pursuant to which Millennial Media agreed that until August 20, 2015, it would continue to promptly notify Parent of the receipt of the initial communication from any third party regarding an alternative transaction. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, copies of which are filed as Exhibit (d)(5) and Exhibit (d)(6) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12.	Purpose of the Offer; Plans for Millennial Media.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Millennial Media. The Offer, as the first step in the acquisition of Millennial Media, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Millennial Media or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Millennial Media. After selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Millennial Media.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the public stockholders of Millennial Media before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Millennial Media in accordance with Section 251(h) of the DGCL.

Plans for Millennial Media. It is expected that, initially following the Merger, the business and operations of Millennial Media will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Millennial Media during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent expects that the business and operations of Millennial Media will further strengthen its mobile capabilities and underline its position as the first global mobile media technology company. Millennial Media’s business will add a supply-side platform for app monetization to its publisher suite of offerings, add significant mobile brand advertising scale across Parent’s ONE platform, have access to global active unique users and robust addressable and cross-screen targeting capabilities, accelerate Parent’s mobile position in key international markets, including Singapore, Japan, UK, France and Germany, and add engineering, sales and product talent that specialize in mobile to Parent.

At the Effective Time, the certificate of incorporation and the by-laws of the Surviving Corporation will be amended to be in the form of the certificate of incorporation and by-laws of Purchaser except that the name of the Surviving Corporation shall be “Millennial Media, Inc.” The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Millennial Media at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed and in each case unless Parent determines to appoint other persons to such positions. See Section 11 — “The Merger Agreement — Merger Agreement — Board of Directors and Officers.”

In connection with the negotiation and execution of the Merger Agreement, Parent entered into employment offer letters with Ernest Cormier, Matthew Gillis and seven other Company employees, which are conditioned upon, and will become effective as of, the closing date of the Merger (the “Effective Date”). The employment offer letters will supersede any prior employment arrangements that such employees had previously entered into with the Company. Parent also entered into retention bonus letters with Matthew Gillis and seven other Company employees, which are conditioned upon, and will become effective as of, the Effective Date.

Mr. Cormier’s employment offer letter provides for (i) an annual base salary of $450,000, (ii) an annual target cash bonus of 75% of base salary, (iii) an annual Parent equity award with a target grant date value of $600,000, that will be settled in cash, (iv) a sign-on cash bonus of $25,000, payable in the second pay period following his first day of employment with Parent and (v) a pro-rated annual bonus under the Company’s annual bonus plan, assuming that performance has been achieved at target, payable within 60 days following the Effective Date. In the event that Mr. Cormier’s employment is terminated by Parent without cause, subject to Mr. Cormier’s execution and non-revocation of a release of claims, Mr. Cormier would be entitled to continued

payment of base salary, COBRA premium reimbursements and outplacement services for 12 months. In addition, Mr. Cormier is entitled to two one-time Parent equity grants: (i) a founder’s grant of Parent restricted stock units with a grant date value of $700,000, which will vest in full on June 30, 2018, which will be settled in cash and (ii) a sign-on Parent equity grant with a grant date value of $600,000, which will vest in three equal installments on each of the first three anniversaries of the grant date, and will be settled in cash. Vesting of the sign-on equity award and founder’s equity award are subject to Mr. Cormier’s continued employment through the applicable vesting dates.

Mr. Gillis’s employment offer letter provides for (i) an annual base salary of $420,000, (ii) an annual target bonus of 75% of base salary, and (iii) a pro-rated annual bonus under the Company’s annual bonus plan, assuming that performance has been achieved at target, payable within 60 days following the Effective Date. In the event that Mr. Gillis’s employment is terminated by Parent without cause, subject to Mr. Gillis’s execution and non-revocation of a release of claims, Mr. Gillis would be entitled to continued payment of base salary, COBRA premium reimbursements and outplacement services for six months. Parent has also entered into a retention bonus letter with Mr. Gillis, which provides for a cash bonus in an aggregate amount of $500,000 to be paid to Mr. Gillis in two equal installments on each of the first and second anniversaries of the Effective Date. If Mr. Gillis is terminated without cause prior to the end of the bonus period, he will receive any unpaid retention bonus payments.

The employment offer letters and retention bonus letters for the seven other employees generally contain provisions regarding base salary, incentive compensation, retention bonuses, employee benefits, severance and non-competition obligations, among other standard provisions.

Parent has proposed entering into employment offer letters and retention bonus letters with two additional employees, Jason Kelly and Marc Theermann. At this time, Messrs. Theermann and Kelly have not entered into employment offer letters or retention bonus letters with the Company.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholders will be Parent and its subsidiaries. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger we expect to cause the Surviving Corporation to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Surviving Corporation to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Surviving Corporation to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Surviving Corporation, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private”

transactions. Furthermore, the ability of “affiliates” of the Surviving Corporation and persons holding “restricted securities” of the Surviving Corporation to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We expect to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Millennial Media will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Millennial Media or any subsidiary of Millennial Media, subject to limited exceptions.

15.	Conditions to the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Millennial Media common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Millennial Media common stock tendered pursuant to the Offer if:

(a)	The Minimum Condition and the Termination Condition shall have not been satisfied at the Expiration Date;

(b)	any waiting period under the HSR Act or any other applicable antitrust law as set forth in the Merger Agreement applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date; or

(c)	any of the following conditions shall have occurred and be continuing at the Expiration Date:

(i)	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger (provided that Parent and Purchaser have used its reasonable best efforts to oppose any such action by such governmental authority);

(ii)

the representations and warranties of Millennial Media relating to the capitalization of Millennial Media (contained in Section 4.3(a)-(d) of the Merger Agreement) shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct in all respects only as of such time), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis; (B) the representations and warranties of Millennial Media relating to the due incorporation and valid existence of Millennial Media (contained in Section 4.1 of the Merger Agreement), regarding the organizational documents of Millennial Media (contained in Section 4.2 of the Merger Agreement), or regarding Millennial Media’s corporate authority and the validity of the Merger Agreement (contained in Section 4.4 of the Merger Agreement) shall not be true and correct in all material respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct in all material respects only as of such time); (C) the representations and warranties of Millennial Media regarding the absence of a Company Material Adverse Effect (contained in Section 4.9(a)(ii) of the Merger Agreement) (as described above in Section 11 — “The Merger Agreement — Merger Agreement — Representations and Warranties”) shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct in all respects only as of such time); and (D) all of the remaining representations and warranties of Millennial Media set forth in the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall not be true and correct when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct only as of such time), except with respect to this clause (D), where the failure of such representations and warranties to be so true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii)	Millennial Media shall have breached or failed to perform or to comply with, in any material respect, any agreement or covenant to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time (and such breach or failure shall not have been waived by Parent or Purchaser or cured by Millennial Media at or prior to the Acceptance Time);

(iv)	since the date of the Merger Agreement, a Company Material Adverse Effect (or any event, development or circumstances that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) shall have occurred and shall be continuing as of the Expiration Date;

(v)	Purchaser shall have failed to receive a certificate of Millennial Media, executed by the Chief Executive Officer or the Chief Financial Officer of Millennial Media, dated as of the Expiration Date, to the effect that none of the conditions set forth in the foregoing clauses (c)(ii), (c)(iii) or (c)(iv) have occurred; or

(vi)	the board of directors of Millennial Media shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its recommendation that the stockholders of Millennial Media accept the Offer and tender their Shares to Purchaser in the Offer or shall have made a Change of Recommendation.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions, other than the Minimum Condition and the Termination Condition, are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer; provided, however, that, without the consent of Millennial Media, we are not permitted to amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition.

16.	Certain Legal Matters; Regulatory Approvals.

Legal Proceedings. On September 9, 2015, a putative class action lawsuit, captioned Parshall v. Millennial Media, Inc. et al., C.A. No. 11485-VCG, was filed in connection with the Offer and the Merger in the Court of Chancery of the State of Delaware (the “Delaware Court”). On September 10, 2015, two additional complaints, captioned Desjardins v. Millennial Media, Inc. et al., C.A. No. 11490-VCG and Chen v. Barrett et al., C.A. No. 11496-VCG were filed in the Delaware Court. On September 15, 2015, a complaint, captioned Wagner v. Millennial Media, Inc. et al., C.A. No. 11503-VCG was filed in the Delaware Court. On September 16, 2015, a complaint, captioned Nguyen v. Millennial Media, Inc. et al., C.A. No. 11511-VCG was filed in the Delaware Court. The complaints name Millennial Media, the members of Millennial Media’s board of directors, Parent and Purchaser as defendants, although the Chen and Nguyen complaints do not formally name Millennial Media as a defendant. The complaints generally allege that the members of Millennial Media’s board of directors breached their fiduciary duties to Millennial Media’s stockholders by agreeing to the Offer and the Merger. The complaints also allege that Parent and Purchaser and, in the case of the Parshall and Desjardins complaints, Millennial Media, aided and abetted the alleged breaches of fiduciary duty. The complaints seek, among other things, to enjoin the Offer and the Merger.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Millennial Media with the SEC and other information concerning Millennial Media, we are not aware of any governmental license or regulatory permit that appears to be material to Millennial Media’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under — “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Millennial Media’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Millennial Media is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made prior to the date hereof. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Millennial Media is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Millennial Media’s failure to make those filings nor a request for additional documents and information issued to Millennial Media from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Millennial Media. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Millennial Media, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Conditions to the Offer.”

State Takeover Laws. Millennial Media is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Millennial Media’s board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Millennial Media, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Millennial Media (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger, and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Millennial Media will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Millennial Media. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions to the Merger set forth in the Merger Agreement, Parent, Purchaser and Millennial Media will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Millennial Media in accordance with Section 251(h) the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the Offer Closing Date (i.e., the date on which acceptance and payment for the Shares occurs, which shall be October 19, 2015 unless we extend the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of the Schedule 14D-9 (which date of mailing is on or around September 18, 2015), deliver to Millennial Media a written demand for appraisal of Shares held, which demand must reasonably inform Millennial Media of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your tendered Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your tendered Shares.

18.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of that state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Millennial Media has advised Purchaser that it is filing today with the SEC its Solicitation/ Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the board of directors of Millennial Media with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Millennial Media” above.

Mars Acquisition Sub, Inc.

September 18, 2015

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser. The current business address of each person is c/o AOL Inc., 770 Broadway, New York, New York 10003 and the business telephone number is 212-652-6400.

Name	Citizenship	Present Principal Occupation or Employment
Robert Lord President and Director	US	Mr. Lord has served as Executive Vice President and President of AOL since January 2015, overseeing AOL’s unified global advertising operations. Prior to that, Mr. Lord served as Executive Vice President and Chief Executive Officer of AOL Platforms, a role he held from August 2013 to January 2015. Prior to that, Mr. Lord served as the Global CEO of Razorfish LCC, a digital agency which provides services such as web development and emerging media, technology and social influence marketing, from February 2009 to August 2013. Mr. Lord also worked for Publicis Group S.A., a multinational advertising and public relations company, as CEO of Publicis Groupe’s Digital Technology Division, which includes Razorfish, the Digitas LBi Network, Denuo, Fluent and CRM365, from February 2013 to August 2013, and CEO of VivaKi Interactive from December 2011 to January 2013. Prior to his CEO roles, Mr. Lord held various positions at Razorfish, including as East Region President from August 2004 to January 2009, as Executive Vice President SBI-Razorfish from March 2003 to July 2004 and as Chief Operating Officer from January 2002 to February 2003.

Julie Jacobs Director	US	Ms. Jacobs, has served as Executive Vice President, General Counsel and Corporate Secretary of AOL since May 2010, responsible for all legal, regulatory, compliance and public policy matters for AOL. She also oversees AOL’s Corporate Services function, encompassing AOL’s facilities and operations. Prior to that, Ms. Jacobs served as Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary, a role she held from March 2006 until May 2010. Ms. Jacobs joined AOL in 2000 as Assistant General Counsel. Prior to joining AOL, Ms. Jacobs was an attorney at Milbank Tweed Hadley & McCloy LLP, where her practice focused on a wide variety of international development and telecommunications projects.

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o AOL Inc., 770 Broadway, New York, New York 10003 and the business telephone number is 212-652-6400.

Name	Citizenship	Present Principal Occupation or Employment
Tim Armstrong Chief Executive Officer	US	Mr. Armstrong has served as Chief Executive Officer of AOL since April 2009 and served as Chairman of the Board of AOL from April 2009 until May 2015. Prior to that, Mr. Armstrong was President, Americas Operations of

Name	Citizenship	Present Principal Occupation or Employment
Google Inc. Mr. Armstrong joined Google Inc. in 2000 as Vice President, Advertising Sales, and in 2004 was promoted to Vice President, Advertising and Commerce. In 2007 Mr. Armstrong was named President, Americas Operations and Senior Vice President of Google Inc. Before joining Google, Mr. Armstrong served as Vice President of Sales and Strategic Partnerships for Snowball.com from 1998 to 2000. Prior to that, he served as Director of Integrated Sales and Marketing at Starwave’s and Disney’s ABC/ESPN internet Ventures.

Marni M. Walden Director	US	Ms. Walden is Executive Vice President and President of Product Innovation and New Businesses for Verizon Communications Inc. She is responsible for developing and growing Verizon’s emerging businesses and for overseeing Verizon’s Strategy Development and Planning Group. Before being named to her current position in February 2015, Ms. Walden was Executive Vice President and President — Product and New Business Innovation for Verizon. Prior to that, Ms. Walden served as Executive Vice President and Chief Operating Officer for Verizon Wireless.

John Doherty Director	US	Mr. Doherty is Senior Vice President — Corporate Development and Verizon Ventures for Verizon Communications Inc. He is responsible for corporate wide joint ventures, strategic investment activity, acquisitions and divestitures. Before being named to his current position in January 2013, Mr. Doherty was Senior Vice President — Investor Relations for Verizon. Prior to that, Mr. Doherty served as chief financial officer for Verizon Services Operations.

Holly Hess Executive Vice President and Chief Financial Officer	US	Ms. Hess has served as the Executive Vice President and Chief Financial Officer of AOL since June 2015. She is responsible for all of AOL’s finance functions, corporate strategy and corporate development. Prior to this, Ms. Hess held a number of finance leadership positions with Verizon Communications and Verizon Wireless, including Senior Vice President for Verizon Communications Inc.’s Internal Audit organization from February 2015 until June 2015, Senior Vice President and Chief Financial Officer of Verizon Wireless from June 2013 until February 2015, Senior Vice President of Operational Excellence and Transformation responsible for identifying and implementing process improvements to drive efficiencies of Verizon Communications Inc. from September 2011 until June 2013 and Senior Vice President and Treasurer of Verizon Communications Inc. from October 2009 until August 2011. Ms. Hess also worked as a senior auditor at Price Waterhouse and Deloitte and Touche.

Name	Citizenship	Present Principal Occupation or Employment
Robert Lord Executive Vice President and President	US	Mr. Lord has served as Executive Vice President and President of AOL since January 2015, overseeing AOL’s unified global advertising operations. Prior to that, Mr. Lord served as Executive Vice President and Chief Executive Officer of AOL Platforms, a role he held from August 2013 to January 2015. Prior to that, Mr. Lord served as the Global CEO of Razorfish LCC, a digital agency which provides services such as web development and emerging media, technology and social influence marketing, from February 2009 to August 2013. Mr. Lord also worked for Publicis Group S.A., a multinational advertising and public relations company, as CEO of Publicis Groupe’s Digital Technology Division, which includes Razorfish, the Digitas LBi Network, Denuo, Fluent and CRM365, from February 2013 to August 2013, and CEO of VivaKi Interactive from December 2011 to January 2013. Prior to his CEO roles, Mr. Lord held various positions at Razorfish, including as East Region President from August 2004 to January 2009, as Executive Vice President SBI-Razorfish from March 2003 to July 2004 and as Chief Operating Officer from January 2002 to February 2003.

Jimmy Maymann Executive Vice President and President, AOL Content & Consumer Brands	Denmark	Mr. Maymann has served as Executive Vice President and President of Content and Consumer Brands at AOL since August 2015, with responsibility for leading AOL’s portfolio of content brands, as well as AOL’s content strategy and OTT operations. From 2011 to 2015, Mr. Maymann held several senior roles with AOL, including Chief Executive Officer of TheHuffingtonPost.com, Inc. and prior to that Senior Vice President International of AOL. Prior to joining AOL, Mr. Maymann co-founded GoViral, an early innovator in online video production and distribution, developing video advertising platforms able to track, distribute and host video ads across multiple sites online. Mr. Maymann was with GoViral from 2005 until 2011, when it was acquired by AOL.

Julie Jacobs Executive Vice President, General Counsel and Corporate Secretary	US	Ms. Jacobs has served as Executive Vice President, General Counsel and Corporate Secretary of AOL since May 2010, responsible for all legal, regulatory, compliance and public policy matters for AOL. She also oversees AOL’s Corporate Services function, encompassing AOL’s facilities and operations. Prior to that, Ms. Jacobs served as Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary, a role she held from March 2006 until May 2010. Ms. Jacobs joined AOL in 2000 as Assistant General Counsel. Prior to joining AOL, Ms. Jacobs was an attorney at Milbank Tweed Hadley & McCloy LLP, where her practice focused on a wide variety of international development and telecommunications projects.

William Pence Executive Vice President and Chief Technology Officer	US	Mr. Pence has served as Executive Vice President and Chief Technology Officer since May 2014. Mr. Pence leads all

Name	Citizenship	Present Principal Occupation or Employment

aspects of AOL’s global technology strategy, platform development and external technology partnerships, as well as playing a key leadership role in the overall strategy and direction of AOL. Prior to that, Mr. Pence served as Executive Vice President and Chief Technology Officer from November 2007 to April 2014 and Chief Operating Officer from March 2012 to April 2014 of WebMD Health Corporation, a provider of Internet information, communities and reference material about health subjects. Prior to that, Mr. Pence served as Senior Vice President and Chief Technology Officer of Napster, Inc. from May 2003 to October 2007. From March 2001 to April 2003, Mr. Pence held the position of Senior Vice President and Chief Technology Officer of pressplay, a Universal Music Group/Sony Music Entertainment joint venture. Prior to that, Mr. Pence held the position of Senior Vice President and Chief Technology Officer of Universal Music Group and various technical positions at IBM Corporation.

Terri Zandhuis Executive Vice President and Chief People Officer	US	Ms. Zandhuis has served as the Executive Vice President and Chief People Officer of AOL since June 2015, with responsibility to lead all aspects of AOL’s global human resources strategy, including Talent Acquisition, Compensation and Benefits programs, Business Advisory programs, and all other AOL Workplace programs. Before joining AOL, she served as Vice President of Human Resources for eBay Enterprise from April 2012 until June 2015. Prior to eBay, Ms. Zandhuis held several senior positions at Bank of America, including Senior Vice President, Human Resources Executive in the Global Technology and Operations group from 2010 until 2012 and in the Global Corporate Banking/Global Commercial Banking group from 2008 until 2010.

Verizon. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Verizon. Unless otherwise indicated, the current business address of each person is c/o Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036 and the business telephone number is (212) 395-1000.

Name	Citizenship	Present Principal Occupation or Employment
Lowell C. McAdam Chairman and Chief Executive Officer	US	Mr. McAdam is Chairman and Chief Executive Officer of Verizon Communications Inc. Mr. McAdam has served as CEO since 2011 and Chairman since 2012. Prior to becoming CEO, Mr. McAdam served in numerous positions of responsibility, including President and Chief Operating Officer of Verizon Communications Inc., President and CEO of Verizon Wireless, and Executive Vice President and Chief Operating Officer of Verizon Wireless. Before Verizon Wireless was formed, Mr. McAdam held executive positions with PrimeCo Personal Communications, AirTouch Communications and Pacific Bell. In the past five years, Mr. McAdam has also served as a member of the Verizon Wireless Board of Representatives.

Name	Citizenship	Present Principal Occupation or Employment
Shellye L. Archambeau Director	US	Ms. Archambeau is Chief Executive Officer of MetricStream, Inc., a leading provider of governance, risk, compliance and quality management solutions to corporations across diverse industries. Prior to joining MetricStream in 2002, Ms. Archambeau served as Chief Marketing Officer and Executive Vice President of Sales for Loudcloud, Inc., Chief Marketing Officer of NorthPoint Communications, and President of Blockbuster Inc.’s e-commerce division. Before she joined Blockbuster, she held domestic and international executive positions during a 15-year career at IBM. Ms. Archambeau has served on the board of Nordstrom, Inc. since February 2015 and, in the past five years, she has served on the board of Arbitron, Inc.

Mark T. Bertolini Director	US	Mr. Bertolini is Chairman and Chief Executive Officer of Aetna Inc., a Fortune 100 diversified healthcare benefits company with $58.0 billion in 2014 revenue. Prior to assuming the role of Aetna’s CEO in 2010 and Chairman in 2011, Mr. Bertolini served as President from 2007, responsible for all of Aetna’s businesses and operations across the company’s range of healthcare products and related services, and as Executive Vice President and head of Aetna’s regional businesses prior to that. He joined Aetna in 2003 as head of Aetna’s Specialty Products after holding executive positions at Cigna, NYLCare Health Plans and SelectCare, Inc.

Richard L. Carrión Director	US	Mr. Carrión has served for over 19 years as Chairman and Chief Executive Officer of Popular, Inc., a diversified bank holding company, and Banco Popular de Puerto Rico, Popular Inc.’s principal bank subsidiary. Mr. Carrión has served as a class A director of the Federal Reserve Bank of New York since 2008. He also served as a director of NYNEX Corporation, one of Verizon’s predecessor companies, from 1995 to 1997.

Melanie L. Healey Director	US Brazil England	Ms. Healey is former Group President and Advisor to the Chairman and Chief Executive Officer of The Procter & Gamble Company, one of the world’s leading providers of branded consumer packaged goods. Prior to assuming that role, Ms. Healey served as Group President of North America. While at Procter & Gamble, which she joined in 1990, Ms. Healey held a number of positions of responsibility, including Group President, Global Feminine and Health Care, and President, Global Feminine Care & Adult Care.

M. Frances Keeth Director	US	Ms. Keeth was Executive Vice President of Royal Dutch Shell plc, a global energy company, from 2005 to 2006, and was President and Chief Executive Officer of Shell Chemicals LP from 2001 to 2006. During her long tenure at Royal Dutch Shell, Ms. Keeth served in a number of other

Name	Citizenship	Present Principal Occupation or Employment

positions of responsibility, including Executive Vice President, Finance and Business Systems, and Executive Vice President, Customer Fulfillment and Product Business Units. Prior to these positions, Ms. Keeth was controller and principal accounting officer of Mobil Corporation. Ms. Keeth has served as a director of Arrow Electronics, Inc. since 2004 and, in the past five years, she has served as a director of Peabody Energy Corporation.

Donald T. Nicolaisen Director	US	Mr. Nicolaisen served as Chief Accountant of the United States Securities and Exchange Commission (SEC) from 2003 to 2005. Prior to joining the SEC, he was a senior partner at the accounting firm PricewaterhouseCoopers. Mr. Nicolaisen began his career at the firm’s predecessor, Price Waterhouse, in 1967, and held a wide range of management and leadership positions, including serving on the firm’s U.S. and global boards and leading Price Waterhouse’s national office for accounting and SEC services. Since 2006, Mr. Nicolaisen has served as a director of MGIC Investment Corporation, Morgan Stanley, and Zurich Insurance Group.

Clarence Otis, Jr. Director	US	Mr. Otis is the former Chairman and Chief Executive Officer of Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world. He served as CEO of Darden Restaurants from 2004 to 2014 and as Chairman from 2005 to 2014. While at Darden, which he joined in 1995 as Vice President and Treasurer, Mr. Otis served in a number of positions of responsibility, including Chief Financial Officer, Executive Vice President, and President of Smokey Bones Barbeque & Grill, a restaurant concept formerly owned and operated by Darden. Since 2010, Mr. Otis has served as a class B director of the Federal Reserve Bank of Atlanta. He has also served as a director of VF Corporation since 2004.

Rodney E. Slater Director	US	Mr. Slater is a Partner at the law firm Squire Patton Boggs LLP, practicing in the areas of transportation, infrastructure and public policy, a position he has held since 2001. Previously, Mr. Slater served as the U.S. Secretary of Transportation from 1997 to 2001 and as the Administrator of the Federal Highway Administration from 1993 to 1997. Mr. Slater has served as a director of Kansas City Southern since 2001 and Transurban Group since 2009. In the past five years, Mr. Slater has also served as a director of Delta Air Lines, Inc., ICx Technologies, Inc. and Atkins plc.

Kathryn A. Tesija Director	US	Ms. Tesija is Strategic Advisor of Target Corporation, the second largest discount retailer in the United States. Prior to assuming her current role, Ms. Tesija served as Target’s Executive Vice President and Chief Merchandising and Supply Chain Officer — a position she held since 2008. She is also a member of Target’s executive committee. Since

Name	Citizenship	Present Principal Occupation or Employment

joining Target in 1986, Ms. Tesija has served in numerous positions of responsibility, including Director, Merchandise Planning and Senior Vice President, Hardlines Merchandising.

Gregory D. Wasson Director	US	Mr. Wasson is the former President and Chief Executive Officer of Walgreens Boots Alliance, Inc., the first global pharmacy-led health and wellbeing enterprise. From 2009 through 2014 he was Director, President and Chief Executive Officer of Walgreen Co. A registered pharmacist, he joined Walgreen in 1980 and served in a number of positions of responsibility, including President of Walgreens Health Initiatives, Senior Vice President, Executive Vice President, and President and Chief Operating Officer. Mr. Wasson also served as a director of AmerisourceBergen Corporation through January 2015.

Gregory G. Weaver Director	US	Mr. Weaver served as Chairman and Chief Executive Officer of Deloitte’s audit and enterprise risk services firm, Deloitte & Touche LLP, from 2012 to 2014 and from 2001 to 2005. From 2006 to 2012, he served on the Board of Directors of Deloitte’s U.S. organization and on its Governance, Compensation and Succession Committees. During Mr. Weaver’s 38 years of experience at Deloitte, including 27 years as a partner, he served as lead client service partner, audit partner and advisory partner for several of Deloitte & Touche’s largest clients. Mr. Weaver has served on the board of trustees of the Goldman Sachs Trust since 2015.

Francis J. Shammo Executive Vice President and Chief Financial Officer	US	Mr. Shammo is Executive Vice President and Chief Financial Officer for Verizon Communications Inc., responsible for Verizon’s finance and strategic planning operations, and financial transaction services. Before being appointed to his current position, effective November 1, 2010, he was President and Chief Executive Officer of Verizon Telecom and Business.

Daniel S. Mead Executive Vice President and President of Strategic Initiatives	US	Mr. Mead is Executive Vice President and President of Strategic Initiatives for Verizon Communications Inc., with responsibility for directing the transfer of Verizon’s consumer and mass business operations in California, Florida and Texas to Frontier Communications under a definitive agreement with Frontier to purchase those assets. Before being named to his current position in February 2015, Mr. Mead served for four years as President and Chief Executive Officer of Verizon Wireless. Prior to that, Mr. Mead served as Chief Operating Officer at Verizon Wireless. When Mr. Mead completes his current assignment, in the first half of 2016, he plans to retire.

John G. Stratton Executive Vice President and President of Operations	US	Mr. Stratton is Executive Vice President and President of Operations for Verizon Communications Inc., with responsibility for overseeing and growing Verizon’s wireless

Name	Citizenship	Present Principal Occupation or Employment

and wireline businesses: Verizon Wireless, Consumer and Mass Business, Verizon Enterprise Solutions and Verizon Partner Solutions. Before being named to his current position in February 2015, Mr. Stratton was Executive Vice President and President – Global Enterprise and Consumer Wireline. Prior to that, Mr. Stratton served as President of Verizon Enterprise Solutions, and before that, he was Executive Vice President and Chief Operating Officer of Verizon Wireless.

Roger Gurnani Executive Vice President and Chief Information and Technology Architect	US	Mr. Gurnani is Executive Vice President and Chief Information and Technology Architect for Verizon Communications Inc. with responsibility for developing and guiding Verizon’s technology strategy and investments. His role includes network and technology planning, development of architecture and roadmaps, continued evolution of digital platforms and oversight and direction for the CIO and CTO teams across Verizon. Before being named to his current position in January 2015, Mr. Gurnani was Executive Vice President and Chief Information Officer for Verizon since 2008.

Marc C. Reed Executive Vice President and Chief Administrative Officer	US	Mr. Reed is Executive Vice President and Chief Administrative Officer for Verizon Communications Inc. with responsibility for human resources, real estate, supply chain services, procurement and fleet. Before being named to his current position in December 2011, Mr. Reed served as Executive Vice President — Human Resources for Verizon where he was responsible for compensation, benefits, labor policy, executive staffing, diversity, safety/environment and ethics.

Diego Scotti Executive Vice President and Chief Marketing Officer	US Argentina	Mr. Scotti is Executive Vice President and Chief Marketing Officer for Verizon Communications Inc. with responsibility for building and managing the Verizon global brand. Prior to joining Verizon in October 2014, Mr. Scotti served as the Chief Marketing Officer of J. Crew, and before that he oversaw 20 print and digital media brands at Conde Nast Publications. He also worked as the head of global advertising and brand management at American Express.

Craig L. Silliman Executive Vice President of Public Policy and General Counsel	US	Mr. Silliman is Executive Vice President of Public Policy and General Counsel for Verizon Communications Inc., responsible for leading Verizon’s public policy, legal, regulatory, government affairs and security groups. Before assuming his current position in January 2015, Mr. Silliman was Senior Vice President for public policy and government affairs, with responsibility for Verizon’s global public policy, federal and state legislative affairs, federal regulatory affairs, strategic alliances, national security, privacy and corporate citizenship.

Anthony T. Skiadas Senior Vice President and Controller	US	Mr. Skiadas is Senior Vice President and Controller for Verizon Communications Inc. with responsibility for

Name	Citizenship	Present Principal Occupation or Employment

corporate wide accounting, finance operations, compliance, financial policies and SEC financial reporting. In addition, Mr. Skiadas serves as the principal accounting officer for Verizon. Before being named to his current position in 2011, Mr. Skiadas was the Senior Vice President and Chief Financial Officer for Verizon Finance Operations. From 2010 through 2011, Mr. Skiadas was Vice President and Chief Financial Officer for Verizon Services Operations.

Marni M. Walden Executive Vice President and President of Product Innovation and New Businesses	US	Ms. Walden is Executive Vice President and President of Product Innovation and New Businesses for Verizon Communications Inc. She is responsible for developing and growing Verizon’s emerging businesses and for overseeing Verizon’s Strategy Development and Planning Group. Before being named to her current position in February 2015, Ms. Walden was Executive Vice President and President — Product and New Business Innovation for Verizon. Prior to that, Ms. Walden served as Executive Vice President and Chief Operating Officer for Verizon Wireless.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, NY 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

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